Exhibit 16

Tel: 602-956-3400 Fax: 602-956-3402 www.bdo.com	2201 E. Camelback Road, Suite 360 Phoenix, AZ 85016

October 3, 2014

Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on October 3, 2014, to be filed by our former client, RiceBran Technologies. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BOO network and for each of the BDO Member Firms.